VHGI HOLDINGS, INC.
777 Main St. Suite 3100
Fort Worth, TX  76102

November 30, 2012

Jaime G. John
Staff  Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	VHGI Holdings, Inc.
Form 8-K filed October 19, 2012

Dear Ms. John:

On behalf of VHGI Holdings, Inc., this letter responds to your comment letter dated November 1, 2012.  The Company’s answers are set forth below under your numbered comments. We have filed an amendment to the above-referenced Form 8-K in conjunction with our filing of this correspondence.

Item 4.01 Changes in Registrant's Certifying Accountant

1.     Please amend the Form 8-K to specify whether there were any disagreements with Montgomery Coscia Greilich LLP (MCG) during the two most recent fiscal years and subsequent interim period through the date they were dismissed, as described in Item 304(a)(l)(iv) of Regulation S-K.

Response: We have amended the filing accordingly, taking into the account the fact that MCG did not deliver a report during this period.

2.     We note that your successor auditor disclosure refers to MCG rather than Liggett Vogt and Webb, P.A. (LVW). Please revise your Form 8-K to specifically disclose whether there were any consultations with LVW during the two most recent fiscal years and subsequent interim period through the date they were engaged as described in Item 304(a)(2) of Regulation S-K.

Response: We have amended the filing accordingly.

3. In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K. Ensure the revised letter is currently dated.

Response: We have refiled a currently dated Exhibit 16 letter with the amended filing.

 Company Acknowledgements

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Michael Laussade at (214) 953-5805 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Michael E. Fasci
Michael E. Fasci

cc:           Michael Laussade
Jackson Walker L.L.P.